Virtu Financial BD LLC

Statement of Financial Condition
Information Under SEC Rule 17a-5

And Report of Independent Registered Public Accounting Firm
December 31, 2018

Virtu Financial BD LLC
Index
December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Member of Virtu Financial BD LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Virtu Financial BD LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2019

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

Virtu Financial BD LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	100,396,170
Trading assets, at fair value		
Financial instruments owned		366,172,587
Financial instruments owned and pledged		370,301,466
Securities borrowed		623,563,350
Receivables from brokers, dealers and clearing organizations		397,019,168
Interest and dividends receivable		3,989,924
Other assets		10,437,358
Total assets		1,871,880,023

Liabilities and Member's Equity

Liabilities		
Trading liabilities, at fair value		
Financial instruments sold, not yet purchased		813,600,846
Securities loaned		736,348,400
Short term borrowings		9,168,204
Payables to brokers, dealers and clearing organizations		49,387,270
Payable to affiliates		5,597,489
Interest and dividends payable		4,816,576
Accrued expenses and other liabilities		6,684,575
Total liabilities		1,625,603,360
Member's equity		246,276,663
Total liabilities and member's equity	$	1,871,880,023

The accompanying notes are an integral part of this Statement of Financial Condition.

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2018

1. Organization and Description of the Business

Virtu Financial BD LLC (the "Company") is a Delaware limited liability company formed on May 2, 2008. The sole member is Virtu Financial Operating LLC (the "Parent"), a Delaware limited liability company and a wholly owned subsidiary of Virtu Financial LLC (the "Ultimate Parent" or "Virtu"). Virtu Financial, Inc. ("VFI") is the sole managing member of Virtu Financial LLC, and operates and controls all of the businesses and affairs of Virtu Financial LLC and, through Virtu Financial LLC and its subsidiaries, continues to conduct the business conducted by such subsidiaries.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the Chicago Stock Exchange ("CSE"), and various exchanges, and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company does not carry customer accounts nor act on behalf of any customers but rather is a proprietary trading firm and market maker on United States and foreign exchanges. The Company maintains hedged positions in listed equities, futures on equity indices, equity futures, and commodity futures contracts. The Company is a self-clearing broker-dealer for U.S. equities and maintains clearing memberships with the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation. Trades in currency and commodity futures contracts are executed through a Futures Commission Merchant ("FCM").

2. Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The Company's Statement of Financial Condition is prepared in conformity with U.S. GAAP, which require management to make estimates and assumptions regarding measurements including the fair value of trading assets and liabilities and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ materially from those estimates.

Cash

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2018

Securities Borrowed and Securities Loaned

The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts collateral which comprises cash and/or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial cash collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Receivables and payables with the same counterparty are not offset in the Statement of Financial Condition.

Receivables from and Payables to Broker-dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2018, receivables from and payables to broker-dealers and clearing organizations primarily represented amounts due for unsettled trades, open equity in futures transactions, securities failed to deliver or failed to receive, deposits with clearing organizations or exchanges and balances due from or due to prime brokers in relation to the Company's trading. The Company presents its balances, including outstanding principal balances on all credit facilities, on a net-by-counterparty basis within Receivables from and Payables to broker-dealers and clearing organizations when the criteria for offsetting are met.

In the normal course of business, a significant portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company monitors the financial condition of such brokers to minimize the risk of any losses from these counterparties.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased relate to market making and trading activities, and include listed and other equity securities, listed equity options and fixed income securities. The Company records financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased at fair value.

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2018

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, which are carried at fair value, and include futures, forward contracts, and options. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter derivative instruments, principally forward contracts, are based on the values of the underlying financial instruments within the contract. The underlying instruments are currencies which are actively traded. The Company presents its derivatives balances on a net-by-counterparty basis when the criteria for offsetting are met.

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2018

Equipment

Equipment is carried at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of the underlying assets, which is generally three years. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that appreciably extend the useful life of the assets are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts. Equipment is reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The Company's equipment is included in Other assets in the Statement of Financial Condition.

Exchange Memberships and Stock

Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value. Exchange stock includes shares that entitle the Company to certain trading privileges. The Company's exchange memberships and stock are included in Other assets in the Statement of Financial Condition.

Recent Accounting Pronouncements

Financial Assets and Liabilities - In January 2016, the FASB issued ASU 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*. The ASU intends to enhance the reporting model for financial instruments to provide users of the Statement of Financial Condition with more decision-useful information and addresses certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The new ASU affects all entities that hold financial assets or owe financial liabilities. The Company adopted ASU 2016-01 as of January 1, 2018, and it did not have a material impact on the Company's Statement of Financial Condition, as it does not currently classify any equity securities as available for sale.

Leases - In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). Under the new ASU, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The liability will be equal to the present value of the future lease payments. The asset, referred to as a "right-of-use asset" will be based on the liability, subject to adjustment, such as for initial direct costs. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. New quantitative and qualitative disclosures, including significant judgments made by management, will be required.

The standard is effective for fiscal years beginning after December 15, 2018. The Company adopted this ASU on January 1, 2019, and it is finalizing the impact on the Statement of Financial Condition. Upon implementation, the Company estimated an impact of $12.7 to $14.0 million in right-use-of assets and lease liabilities on its Statement of Financial Condition related to certain operating lease agreements held under the Company's name. The Company will exclude short-term leases (term of 12 months of less) from the Statement of Financial Condition presentation.

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2018

In addition, the Company evaluated certain technology and administrative lease obligations of the Company's affiliates, and determined that the Company is not the sole beneficiary of any such leasing arrangement and lacks control over the identified lease assets. Accordingly, upon implementation, the Company will exclude affiliates' technology and administrative lease obligations from the Statement of Financial Condition presentation.

Fair Value Measurement - In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement*, which modified the disclosure requirements on fair value measurements in ASC Topic 820, Fair Value Measurement. Disclosure requirements were eliminated for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. Disclosure requirements were modified for liquidation of investments in certain entities that calculate net asset value, and for measurement uncertainty disclosures. Disclosure requirements were added for the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The ASU is effective for periods beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not expect the adoption of this ASU to have a material impact on its Statement of Financial Condition.

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations at December 31, 2018 consist of the following:

Assets		
Securities failed to deliver	$	74,809,943
Due from prime brokers		164,992,528
Unsettled trades		79,618,889
Deposits with clearing organizations		39,650,945
Net equity with futures commissions merchants		37,946,863
Total Receivables from brokers, dealers and clearing organizations		397,019,168
Liabilities		
Unsettled trades		47,913,723
Securities failed to receive		1,473,547
Total Payables to brokers, dealers and clearing organizations	$	49,387,270

4. Collateralized Transactions

The Company is permitted to sell or repledge securities received as collateral and use these securities to enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2018, substantially all of the securities received as collateral have

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2018

been repledged. The total amount of securities borrowed and received as collateral at December 31, 2018 was $608,182,022.

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements. All securities borrowed are used to cover short positions except for $8,557,483 which was repledged as collateral to draw on the Company's short-term borrowing credit facility.

5. Financial Instruments with Off-Balance Sheet Risk

Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its securities activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities of the Company. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

Currency Risk

Though predominantly invested in U.S. dollar-denominated financial instruments, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

Market Risk

The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2018

and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to the period end.

Off-Balance Sheet Financial Instruments

The Company enters into various transactions involving derivative instruments and other off balance sheet financial instruments, including futures. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures contracts provide for delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying derivative instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

6. Borrowings

The Company is a party to two secured credit facilities to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities.

Uncommitted credit facility

One of the facilities (the "Uncommitted Facility"), is available for the Company up to a maximum amount of $150,000,000. The loans provided under the Uncommitted Facility are collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and bear interest at a rate set by the financial institution on a daily basis, 3.40% at December 31, 2018. The outstanding balance as of December 31, 2018 was $10,000,000.

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2018

Revolving credit facility

On November 3, 2017, the Company and two affiliates, as borrowers, and Virtu, as guarantor, entered into a credit agreement (the "Revolving Credit Facility") with a consortium of banks with an aggregated borrowing limit of $400,000,000. The Revolving Credit Facility consists of two borrowing bases: Borrowing Base A Loan is to be used to finance the purchase and settlement of securities; Borrowing Base B loan is to be used to fund margin deposit with the NSCC, for which the Company has a sublimit of $40,000,000. Borrowings under the Revolving Credit Facility bear interest, at the borrower's option, at a rate based on the greater of (1) federal funds rate, and (2) the LIBOR, plus 1.25% per annum. The interest rate at December 31, 2018 was 3.75% per annum. The Company did not have any outstanding balance as of December 31, 2018.

In connection with the Revolving Credit Facility, the Company incurred issuance costs of $1,996,331 which are being amortized over the term of the facility. As of December 31, 2018, the unamortized balance of these costs was $831,796 and is included within Short term borrowings on the Statement of Financial Condition.

Other credit facilities

The Company also maintains short term credit facilities with various prime brokers and other financial institutions from which it receives execution or clearing services. The proceeds of these facilities are used to meet margin requirements associated with the products traded by the Company in the ordinary course, and amounts borrowed are collateralized by the Company's trading accounts with the applicable financial institution. The aggregate amount available for borrowing under these facilities was $95,000,000. The Company had an outstanding principal balance of $79,178, which is included in Payables to brokers, dealers and clearing organizations as of December 31, 2018. Borrowings bore interest at a weighted average interest rate of 9.89% per annum, as of December 31, 2018.

7. Financial Assets and Liabilities

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial Instruments Measured at Fair Value

The fair value of equities, options, on the run U.S. government obligations and exchange traded notes is estimated using recently executed transactions and market price quotations in active markets and are

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2018

categorized as Level 1 with the exception of inactively traded equities and certain financial instruments noted in the next paragraph, which are categorized as Level 2. The Company's derivative contracts and other U.S. and non-U.S. government obligations have been categorized as Level 2. Fair value of the Company's derivative contracts is based on the indicative prices obtained from a variety of banks and broker dealers, as well as management's own analysis. The indicative prices have been independently validated through the Company's risk management systems, which are designed to check prices with information independently obtained from exchanges and venues where such financial instruments are listed or to compare prices of similar instruments with similar maturities for listed financial futures in foreign exchange.

There were no reclassifications or transfers of financial instruments between levels during the year ended December 31, 2018.

Fair value measurements for those items measured on a recurring basis are summarized below as of December 31, 2018:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets				
Financial instruments owned, at fair value				
Equities	$ 117,602,808	$ 214,032,385	$ —	$ 331,635,193
Exchange traded notes	275,842	17,162,337	—	17,438,179
Non U.S. government obligations	—	5,200,400	—	5,200,400
Options	11,898,815	—	—	11,898,815
	129,777,465	236,395,122	—	366,172,587
Financial instruments owned and pledged as collateral, at fair value				
Equities	107,996,172	220,655,284	—	328,651,456
Exchange traded notes	6,953,183	34,696,827	—	41,650,010
	114,949,355	255,352,111	—	370,301,466
Liabilities				
Financial instruments sold, not yet purchased				
Equities	240,353,641	529,721,630	—	770,075,271
Exchange traded notes	119	32,474,950	—	32,475,068
Options	11,050,507	—	—	11,050,507
Total Financial instruments sold, not yet purchased, at fair value	$ 251,404,267	$ 562,196,580	$ —	$ 813,600,846

Excluded from the fair value table above and the offsetting table below is net unsettled fair value on long and short futures contracts in the amounts of $266,623, which is included within Receivables from broker-dealers

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2018

and clearing organizations as of December 31, 2018 of which $244,884 is categorized as Level 1 and $21,739 as Level 2. See Footnote 8: *Derivative Financial Instruments* for additional disclosures related to futures.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short term nature of the underlying assets:

	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Cash	$ 100,396,170	$ 100,396,170	$ 100,396,170	$ —	$ —
Securities borrowed	623,563,350	623,563,350	—	623,563,350	—
Receivables from brokers, dealers and clearing organizations	397,019,168	397,019,168	—	397,019,168	—
Total Assets	1,120,978,688	1,120,978,688	100,396,170	1,020,582,518	—
Liabilities					
Securities Loaned	736,348,400	736,348,400	—	736,348,400	—
Short term borrowings	9,168,204	9,168,204	—	9,168,204	—
Payables to brokers, dealers and clearing organizations	49,387,270	49,387,270	—	49,387,270	—
Total Liabilities	$ 794,903,874	$ 794,903,874	$ —	$ 794,903,874	$ —

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2018

Offsetting Financial Assets and Liabilities

The Company does not net Securities borrowed and Securities loaned, or Securities purchased under agreements to resell and Securities sold under agreements to repurchase. These financial instruments are presented on a gross basis in the Statement of Financial Condition. In the tables below, the amounts of financial instruments owned that are not offset in the Statement of Financial Condition, but could be netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in the event of default, are presented to provide Statement of Financial Condition readers with the Company's estimate of its net exposure to counterparties for these financial instruments.

The following table sets forth the gross and net presentation of certain financial assets and financial liabilities as of December 31, 2018:

Description	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Available Collateral	Counterparty Netting	
Assets						
Securities borrowed	$ 623,563,350	$ —	$ 623,563,350	$ 608,173,891	$ 5,434,460	$ 9,954,999
Financial instruments owned at fair value - Options	11,898,815	—	11,898,815	11,898,815	—	—
Total Assets	635,462,165	—	635,462,165	620,072,706	5,434,460	9,954,999
Liabilities						
Securities loaned	736,348,400	—	736,348,400	727,643,577	5,434,460	3,270,363
Short term borrowings	9,168,204	—	9,168,204	—	—	9,168,204
Financial instruments sold not yet purchased, at fair value - Options	11,050,507	—	11,050,507	11,050,507	—	—
Total Liabilities	$ 756,567,111	—	$ 756,567,111	$ 738,694,084	$ 5,434,460	$ 12,438,567

The following table presents gross obligations for securities lending transactions by remaining contractual maturity and the class of collateral pledged.

As of December 31, 2018	Overnight	0 - 30 days	31 - 60 days	61 - 90 days	Total
Securities loaned					
Equity securities	$ 736,348,400	$ —	$ —	$ —	$ 736,348,400
Total	736,348,400	—	—	—	736,348,400

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2018

8. Derivative Financial Instruments

The following table summarizes the fair value and number of derivative financial instruments held at December 31, 2018:

Asset Derivatives	Statement of Financial Condition Location	Fair Value	Notional
Equity futures	Receivable from brokers, dealers and clearing organizations	$ 310,828	$ 241,829,123
Currency futures	Receivable from brokers, dealers and clearing organizations	(34,705)	19,182,113
Treasury futures	Receivable from brokers, dealers and clearing organizations	(9,500)	10,282,000
Options	Financial instruments owned	11,898,815	659,100,800

Liability Derivatives	Statement of Financial Condition Location	Fair Value	Notional
Options	Financial instruments sold, not yet purchased	$ 11,050,507	$ 608,756,050

Amounts included in receivables from and payables to broker-dealers and clearing organizations represent variation margin on long and short futures contracts.

9. Commitments, Contingent Liabilities and Guarantees

Legal and Regulatory Matters

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations and other proceedings. The Company is subject to several of these matters at the present time. Given the inherent difficulty of predicting the outcome of litigation and regulatory matters, particularly in regulatory examinations or investigations or other proceedings in which substantial or indeterminate damages or fines are sought, or where such matters are in the early stages, the Company cannot estimate losses or ranges of losses for such matters where there is only a reasonable possibility that a loss may be incurred. There can be no assurance that these matters will not have a material adverse effect on the Company's financial condition in any future period, and a material judgment, fine or sanction could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business or financial condition of the Company. The Company carries directors' and officers' liability insurance coverage for potential claims, including securities actions, against the Company and its respective directors and officers.

The Company is subject to extensive oversight under federal and state laws as well as self-regulatory organization ("SRO") rules. Changes in market structure and the need to remain competitive require constant changes to the Company's systems, order routing and order handling procedures. The Company makes these changes while continuously endeavoring to comply with many complex laws and rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by the Company's regulators. As a major order flow execution destination, the

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2018

Company is named from time to time in, or is asked to respond to a number of regulatory matters brought by U.S. regulators, foreign regulators, SROs, as well as actions brought by private plaintiffs, which arise from its business activities. There has been an increased focus by regulators on Anti-Money Laundering and sanctions compliance by broker-dealers and similar entities, as well as an enhanced interest on suspicious activity reporting and transactions involving microcap securities. In addition, there has been an increased focus by Congress, federal and state regulators, SROs and the media on market structure issues, and in particular, high frequency trading, best execution, internalization, ATS manner of operations, market fragmentation and complexity, colocation, cybersecurity, access to market data feeds and remuneration arrangements, such as payment for order flow and exchange fee structures. The Company has received information requests from various authorities, including the SEC, requesting, among other items, information regarding these market structure matters, to which the Company has responded or is in the process of responding. The Company is currently the subject of various regulatory reviews and investigations by federal, state and foreign regulators and SROs, including the SEC and the Financial Industry Regulatory Authority, Inc. In some instances, these matters may rise to a disciplinary action and/or a civil or administrative action.

Guarantees

The Company is a member of exchanges that trade and clear futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and management believes that any potential requirement to make payments under these agreements is remote.

Representations and Warranties

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Virtu Financial BD LLC
Notes to Statement of Financial Condition
December 31, 2018

10. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items as defined. These regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and the CSE have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. At December 31, 2018, the Company had net capital of $133,850,227, which was $132,850,227 in excess of its required net capital of $1,000,000.

The Company is exempt from the reserve requirements of SEC Rule 15c3-3, as the Company's activities are limited to those described in the exemption provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

11. Related Party Transactions

The Company may provide or receive funding from affiliates in the ordinary course of business. The loans do not bear any interest. As of December 31, 2018 the Company had a payable of $5,597,489 to its affiliates.

The Company may enter into securities lending arrangements with affiliates or related parties under common control. Included within Securities borrowed and Securities loaned on the Statement of Financial Condition are $105,465,350 and $15,850,400 respectively, are balances related to securities borrowing and lending transactions with these affiliates.

The Company enters into forward contracts with related parties under common control of the Parent. These contracts are subject to an ISDA agreement between the Company and the related party. There were no outstanding forward contracts positions at December 31, 2018.

For the year ended December 31, 2018, the Parent made a $55,000,000 capital contribution to the Company, of which $45,000,000 was non-cash, which was recorded as an increase to member's equity in the accompanying Statement of Financial Condition.

12. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the Statement of Financial Condition through February 28, 2019, the date the Statement of Financial Condition was issued and has not identified any reportable or disclosable events not otherwise reported in this Statement of Financial Condition or the notes thereto, except for the following:

On January 18, 2019, the Company paid distributions to its member in the amount of $20,000,000.